7 DAYS GROUP HOLDINGS LIMITED ANNOUNCES COMPLETION OF MERGER

GUANGZHOU, CHINA, July 5, 2013 – 7 Days Group Holdings Limited (NYSE: SVN; “7 Days Group” or the “Company”), a leading economy hotel chain based in China, today announced the completion of the merger contemplated by the previously announced agreement and plan of merger dated February 28, 2013 (the “Merger Agreement”), by and among the Company, Keystone Lodging Company Limited (“Parent”), Keystone Lodging Acquisition Limited (“Merger Sub”), and Keystone Lodging Holdings Limited (“Holdco”). As a result of the merger, the Company became a wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on June 26, 2013, all of the Company’s ordinary shares (including ordinary shares represented by American depositary shares (“ADSs”), each representing three ordinary shares issued) issued and outstanding immediately prior to the effective time of the merger have been cancelled in exchange for the right to receive US$4.60 per ordinary share (a “Share”) or US$13.80 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) certain Shares held by each of Mr. Boquan He, Mr. Nanyan Zheng, Happy Travel Limited, Mr. Chien Lee, Ms. Qiong Zhang and Mr. Minjian Shi (collectively, the “Rollover Shareholders”) as set forth in a support agreement, dated as of February 28, 2013, entered into by the Rollover Shareholders, Holdco and Parent; (b) Shares (including Shares represented by ADS) beneficially owned by Parent, the Company or any of their respective subsidiaries; and (c) Shares reserved for issuance and allocation pursuant to the Company’s share incentive plan, all of which Shares (including ADSs corresponding to such Shares) under (a), (b) and (c) have been cancelled for no consideration.

Registered shareholders and holders of ADSs entitled to the merger consideration will receive a letter of transmittal and instructions on how to surrender their share certificates or the certificates evidencing their ADSs respectively in exchange for the merger consideration and should wait to receive the letter of transmittal before surrendering their certificates. Payment of the merger consideration will be made to surrendering ADS holders as soon as practicable after Citibank, N.A., the Company’s ADS depositary, receives the merger consideration.

The Company also announced today that it requested that trading of its ADSs on the New York Stock Exchange (the “NYSE”) to be suspended beginning on July 8, 2013. The Company requested that the NYSE file a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of its ADSs on the NYSE and the deregistration of the Company’s registered securities. The Company intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, by promptly filing a Form 15 with the SEC. The Company’s obligation to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

ABOUT 7 DAYS GROUP

7 Days Group is a leading and fast growing national economy hotel chain based in China. It converts and operates limited service economy hotels across major metropolitan areas in China under its award-winning “7 Days Inn” brand. The Company strives to offer consistent and high-quality accommodations and services primarily to the growing population of value-conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging, and to respond to its guests’ needs.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

This document may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “will,” “should,” “may,” “believes,” “expects” or similar expressions. Such information is based upon expectations of the Company’s management that were reasonable when made but may prove to be incorrect. All of such assumptions are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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For further information, please contact:

Investor Contact:

Vivian Chen, Investor Relations Director

7 Days Group Holdings Limited

+86-20-8922-5858

IR@7daysinn.cn

Investor Relations (US):

Mahmoud Siddig, Managing Director

Taylor Rafferty

+1 (212) 889-4350

7DaysInn@taylor-rafferty.com

Investor Relations (HK):

Candy Cheung, Senior Consultant

Taylor Rafferty

+852 3196 3712

7DaysInn@taylor-rafferty.com

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